# SEQUOIA CAPITAL DUBBED COVID THE BLACK SWAN OF 2020

## GZI is a different kind of animal



gzihub.com | Sean Adler: CEO | 303-519-3561 | sadler@gzihub.com

**Vision**

GZI helps users navigate the next normal
by providing alternative data
through the utilization of synthetic AI

WHY NOW

# Alternative Data is the Next Normal



## COVID Changed Environmental Trends

- Oil prices went negative
- Biotechnology and cleantech outperformed the tech sector by 300%
- Pew Research Center reported that COVID will complicate the financial goals of roughly half of non-retired adults



## DeFi

- Rise in popularity of financial APIs and third-party software
- Many investors still rely heavily on data that lacks transparency, streamlined delivery, and alternative viewpoints.



## Asset Backed Cryptocurrency

- Moderna, Tesla, and Google now have their own cryptocurrencies
- Major brokerages are normalizing integrated asset management of crypto and traditional products

GZI

PRODUCT

# Deep Tech Meets SAAS











Content
See how our data helps you achieve your goal across 4 continents and 16 countries. GZI supplies pre-screened data according to our backtest and lets you build datasets your way.
Read More
North America
Stock Exchanges Include: New York Stock Exchange (NYSE), Nasdaq Technology (NASDAQ), Mexico (MEXI), Canada (TSE), Canadian Venture (TSXV)
Western Europe
Stock Exchanges Include: London (LSE), France (SBF), Portugal (BVL), Italy (BMV), Vienna (VSE), Swiss Electronic Bourse (EBS), SIX Swiss (VIRTX)
Here's What People Are Saying
Shawn C.
"GZI's proprietary strategies enabled me to achieve a return of 56.05% on my portfolio from October 2019 to March 2021. I'll definitely be conserving his methods for future decisions."
Wonkyung Lee
"I met Sean at dinner with some friends back in November 2019 where he introduced us to his company and its trading methodology. When I asked for a name to invest in, he mentioned Moderna (MRNA) as a solid pharma company. At the time, it was trading at $18. My husband and I talk about Sean every time we see the stock achieve new highs."

Deep Tech Backend

Startup Interface

GZI

# TRACTION

# Customers Rave About GZI



> GZI's proprietary strategies enabled me to achieve a return of 56.05% on my portfolio from October 2019 to March 2021. I'll definitely be conserving his methods for future decisions.
>
> **Shawn C.**



> I met Sean at dinner with some friends back in November 2019 where he introduced us to his company and its trading methodology. When I asked for a name to invest in, he mentioned Moderna (MRNA) as a solid pharma company. At the time, it was trading at $18. My husband and I talk about Sean every time we see the stock achieve new highs.
>
> **Wonkyung Lee**

**SEP 2020**

**Pitched Alumni Agnel Group**
CEO Screened Biotech Ventures for COVID



**DEC 2020**

**Solidifies Positioning**
Outperforms 103/107 of Wall St.'s largest hedge funds with 58% gain, 400% on biotech



**MAR 2021**

**Public Recognition**
Interviews at CNBC, Graduates Founder Institute in top 2% of their 5,000 companies

**JUNE 2021**

**Press Coverage**
CEO featured in the "Top 10 Most Influential Leaders in Biotechnology", Fund Up 30% YTD



**JULY 2021**

**Contracts and Financing**
Closes 25% of round from Netcapital, 2yr Development Contract with Kiwitech



**AUGUST 2021**

**Visibility and Distribution**
Onboards leading VC advisor, Social Media pageviews spike 335% MoM, Begins Discussions for ETF Partnerships



**OCTOBER 2021**



Releases 2nd Version, Page Views Spike 3,375%, Recruited by Jason Calacanis's LAUNCH Accelerator





GZI

REVENUE MODEL

# Competitive Channels

## Data



**5yr returns for AI/ML, systematic, and normal hedge funds:**
7.6%, 5.22%, 6.03%

## GZI's Results



**2020:**
58%, 51% higher than robo advisors
**2021:**
51%, 23% higher than robo advisors
On par with the top hedge funds in the world



## Contracts Initiated



**$99/mo:** Product Teaser
**$999/mo:** Full Access (Target)
**$9999/mo:** Professional Suite

## Global Market



**1 Month:** Sales Cycles
**$5k:** Average Monthly ARPU
**5x:** CAC/LTV

GZI

MARKET

# Addressing Emerging Trends

**Alternative Data**
Provides a defensive moat
around a large B2B opportunity

**Cryptocurrency Fund AUM**
AUM of cryptocurrency funds
worldwide has increased from
$2B-$3.8B YoY

**Global Hedge Fund AUM**
Includes equity funds, excludes
mutual funds

**$3.5M**
Alternative
Data
Predicted
Bottom's Up TAM

**$3.8B**
Target AUM
Crypto Funds
Worldwide

**$32T**
Total AUM
Equity Funds
Worldwide

GZI

COMPETITION
# Integrative by Design

**Flexible Adoption**
Datasets can be directly uploaded for third party execution

**Competitive Results**
GZI's pricing would collapse existing funds subject to regulatory expenses



GO TO MARKET

# B2B Partnerships



### Fractional Resources

B2B Partnerships with international marketing teams and development resources



### Crowdfunding

Shares of GZI have been listed online during COVID

Incentivizes users to invest in our success



### Direct B2B Sales

NDAs from sales pipeline of hedge fund managing directors across the globe

2200 views and 150 demo requests in 30 days

GZI

# Leaders Across Sectors and Networks



## Sean Adler
### CEO, Cofounder

Screened Biotech
Ventures During COVID
for Alumni Angels

Outperformed 95% of Wall
St. in 2020







## Matt Mandell
### Industry Advisor

Top Rated Mentor at
Founder Institute Since
2009

2 Exits







## Lexington Blood
### Financial Advisor

Partner at 7BC.VC and LB
Ventures

7BC.VC Invested in
Superhuman Alongside
Jason Calacanis







## Tony Ma
### Technical Advisor

Raised $13m for Benten
Technologies

Chair of the Founder's
Network DC Chapter





